Tortoise Acquisition Corp. II

6363 College Boulevard

Overland Park, KS 66211

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Mills-Apenteng

Re:	Tortoise Acquisition Corp. II

Registration Statement on Form S-4, as amended

Filed May 17, 2021

File No. 333-256173

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tortoise Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. EST on August 2, 2021, or as soon as thereafter practicable.

Very truly yours, Tortoise Acquisition Corp. II /s/ Vincent T. Cubbage Vincent T. Cubbage Chief Executive Officer

cc:	Brenda Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.